Exhibit 99.1

Itaú CorpBanca and subsidiaries As or October 31. 2018 and 2017 and for the ten-month period ended October 31, 2018 and 2017

The financial information of Itaú Corpbanca as of October 31, 2018 and 2017 and for the ten-month periods ended October 31, 2018 and 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e lnstituciones Financieras, or SBIF) dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by SBIF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the SBIF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million	Oct'18	Oct'17
Total Loans	21,246,244	20,444,960
Total Assets	29,972,609	28,751,053

Current accounts and demand deposits	4,088,123	4,122,852
Time deposits and savings accounts	10,315,778	10,016,000
Borrowings from financial institutions	2,403,678	2,329,272
Debt issued	5,941,935	5,963,830

Total Equity	3,529,238	3,441,822
Equity attributable to shareholders	3,306,225	3,224,832
Non-controlling interest	223,013	216,990

YTD CONSOLIDATED INCOME STATEMENT
In Ch$ million
	10M'18	10M'17
Net operating profit before loan losses	1,050,296	901,023
Provisions for loan losses	(213,692)	(228,595)
Operating expenses	(617,568)	(599,417)
Operating income	219,036	73,011
Income from investments in associates and other companies	1,538	1,447
Income before taxes	220,574	74,458
Income tax expense	(61,969)	28,391
Net income	158,605	102,849
Net income attributable to shareholders	155,916	102,537
Non-controlling interest	2,689	312

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.
Jonathan Covarrubias Chief Accounting Officer	Milton Maluhy Chief Executive Officer